Securities Act File No. 333-118636
Investment Company Act File No. 811-7734

As filed with the Securities and Exchange Commission on September 24, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

[X] Pre-Effective Amendment No. 1      [ ] Post-Effective Amendment No. __

(Check appropriate box or boxes)

HALLMARK EQUITY SERIES TRUST
(Exact Name of Registrant as Specified in its Charter)

1-888-823-2867
(Area Code and Telephone Number)

1250 Broadway, 32nd Floor
New York, New York 10001
(Address of Principal Executive Offices:
Number, Street, City, State, Zip Code)

Amy W. Bizar
1250 Broadway, 32nd Floor
New York, New York 10001
(Name and Address of Agent for Service)

Copies to:
David Kalis Segall Bryant & Hamill 10 South Wacker Drive, Suite 2150 Chicago, IL 60606	Rodney DeWalt, Esq. U.S. Bancorp Fund Services, LLC 615 East Michigan Street, 2nd Floor Milwaukee, WI 53202

        Approximate Date of Proposed Public Offering: As soon as practicable after the Registration Statement becomes effective under the Securities Act of 1933.

        No filing fee is required under the Securities Act of 1933 because an indefinite number of shares of beneficial interest in the Registrant has previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

        There are no amendments to the Registration Statement on Form N-14 filed on August 27, 2004; that form of Registration Statement is hereby incorporated by reference in its entirety. The purpose of this Pre-Effective Amendment No. 1 is to delay the effectiveness of the Registration Statement filed on August 27, 2004.

SIGNATURES

        As required by the Securities Act of 1933, this pre-effective amendment to the Registration Statement has been signed on behalf of the Registrant, in the City of New York and State of New York on September 24, 2004.

Hallmark Equity Series Trust (Registrant)

By:	/s/ Bruce R. Bent Bruce R. Bent, President

        As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Bruce R. Bent Bruce R. Bent	Chairman/CEO and Trustee	September 24, 2004

/s/ Bruce R. Bent II Bruce R. Bent II	President and Trustee	September 24, 2004

/s/ Arthur T. Bent III Arthur T. Bent III	COO/Treasurer and Sr. Vice President	September 24, 2004

* Edwin Ehlert Jr.	Trustee	September 24, 2004

* Donald J. Harrington	Trustee	September 24, 2004

* William E. Viklund	Trustee	September 24, 2004

* William Montgoris	Trustee	September 24, 2004

* Patrick J. Foye	Trustee	September 24, 2004

/s/ Bruce R. Bent Bruce R. Bent *Signed pursuant to a power of attorney